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                                                                DQE EXHIBIT 12.1




                              DQE and Subsidiaries

                Calculation of Ratio of Earnings to Fixed Charges
            and Preferred and Preference Stock Dividend Requirements
                          (Dollar Amounts in Millions)
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                                             Six Months                    Year Ended December 31,
                                           Ended June 30,  -------------------------------------------------------
                                                2002          2001       2000      1999         1998      1997
                                           --------------  -------------------------------------------------------

FIXED CHARGES:
   Interest on long-debt                      $   29.7     $   62.3     $ 73.6    $ 79.4       $ 81.1    $ 87.4
   Other interest                                  7.6         26.7       36.1      28.2         14.6      13.8
   Portion of lease payments representing
      an interest factor                           1.7          3.1        6.8      43.0         44.1      44.2
   Dividend requirement (a)                        7.9         16.0       14.1      14.7         15.6      21.7
                                           --------------  -------------------------------------------------------
             Total Fixed Charges              $   46.9     $  108.1     $130.6    $165.3       $155.4    $167.1
                                           --------------  -------------------------------------------------------
EARNINGS:
   Income (Loss) from continuing operations   $  (80.3)    $ (153.3)    $138.1    $201.5       $196.7    $199.1
   Income taxes                                   14.4        (56.1)      70.3     110.7(b)     l0l.0(b)   95.8(b)
   Fixed charges as above                         46.9        108.1      130.6     165.3        155.4     167.1
                                           --------------  -------------------------------------------------------
             Total Earnings (Loss)            $  (19.0)    $ (l0l.3)    $339.0    $477.5       $453.1    $462.0
                                           --------------  -------------------------------------------------------

RATIO OF EARNINGS TO FIXED CHARGES                (0.41)(c)  (0.94)(c)    2.60      2.89         2.92      2.76
                                           =============   =======================================================
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(a) Includes annual dividend requirements of $12.6 million for the Monthly
    Income Preferred Securities per year.

(b) Earnings related to income taxes reflect a $3.0 million, $12.0 million and $17.0 million decrease for the twelve months ended December 31, 1999, 1998 and 1997, respectively, due to a financial statement reclassification related to Statement of Financial Accounting Standards No. 109, Accounting for Income Taxes. The ratio of earnings to fixed charges, absent this reclassification, equals 2.86, 2.99 and 2.87 for the twelve months ended December 31, 1999, 1998 and 1997, respectively.

(c) In order to achieve a ratio of earnings to fixed charges of one to one, Total Earnings would need to increase by approximately $65.9 million and $209.4 million for the six months ended June 30, 2002 and the twelve months ended December 31. 2001, respectively.